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May 5, 2017

Sonia Gupta Barros, Esquire

Brian Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:         Safety, Income and Growth, Inc.
Registration Statement on Form S-11
File No. 333-217244

Dear Ms. Barros and Mr. Hough:

On behalf of our client, Safety, Income and Growth, Inc., set forth below are the company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the company’s Registration Statement on Form S-11 (the “Registration Statement”), as set forth in the Staff’s letter dated April 27, 2017.  The comments and responses follow the same order as contained in the Staff’s April 27 letter.

In addition, we enclose for filing Amendment Number 1 to the company’s Registration Statement.  The principal changes reflected in the amendment are to include the company’s first quarter financial results.  The amendment is marked to show all changes from the last filing of the Registration Statement on April 10, 2017.

Unaudited Pro Forma Financial Statements

1.              Given the changes to the structure of your formation and the fact that SIGI will be the surviving corporation of the merger, please tell us how you evaluated and determined that financial statements of SIGI are not required to be included within your registration statement.  Your response should outline the current capitalization structure of SIGI to date and your basis in GAAP for determining that financial statements of SIGI are not required.

SIGI Acquisition, Inc. (“SIGI” or  the “Company”) was initially capitalized on April 14, 2017 through the issuance of 2,775,000 shares of SIGI’s common stock, $.01 par value, to iStar, Inc. (“iStar”), 2,125,000 shares of SIGI’s common stock to SFTY Venture LLC, an affiliate of GIC (Realty) Private Limited (“GICRE”), and 750,000 shares of SIGI’s common stock to SFTY VII-B, LLC, an affiliate of Lubert-Adler, L.P. (“LA”), for $20.00 per share, or an aggregate of $113.0 million in cash.  SIGI had immaterial operations, and no assets or liabilities, prior to the initial capitalization transaction.  Immediately after the initial capitalization transaction, SIGI acquired Safety, Income and Growth, Inc. (“Original Safety”) from its sole stockholder, iStar, through a merger of Original Safety with and into SIGI.  SIGI was the surviving corporation of the merger.  In the merger, the outstanding shares of common stock of Original Safety, all of which were held by iStar, were exchanged for an aggregate of $113.0 million in cash, and each outstanding share of common stock of SIGI was converted into one share of common stock of the surviving corporation.  Accordingly, the ownership interests of the stockholders both pre- and post- merger remained the same at 49% for iStar and 51% for GICRE and LA.  The surviving corporation was re-named Safety, Income and Growth, Inc., through the filing of an amended and restated charter of SIGI as part of the articles of merger filed with the Maryland State Department of Assessments and Taxation on April 14, 2017.  As a result, the Company respectfully advises the Staff that it does not believe that the financial statements of SIGI are required pursuant to Section 1160.1 of the SEC’s Division of Corporation Finance’s Financial Reporting Manual or under GAAP given that the transaction through which SIGI acquired Original Safety is not a common control transaction.  See the Company’s response to Comment 2 for additional information.

2.                    We note that your acquisition will now be accounted for as a business combination. Please provide us a robust accounting analysis of the changes to the structure of your formation transaction and the basis in GAAP that supports your accounting treatment.  Your analysis should highlight the chronological timing of each transaction and the transaction details that have changed to cause the accounting treatment to shift from accounting for the assets at iStar’s historical cost basis to fair value.  In addition, please discuss in-depth the evolving changes in iStar’s involvement before and after the completion of the formation transaction and how that impacted the accounting treatment of the formation transaction.

The Company respectfully advises the Staff that its conclusion that the formation transactions resulted in a business combination is based on: (i) iStar selling a majority of its ground net lease (“GNL”) business, held in Original Safety, to a Newco (i.e., SIGI) that is controlled by third parties, (ii) as a result of the sale, iStar loses control of its GNL business and there has been a change in control of the business inasmuch as SIGI has obtained control and SIGI is controlled by two new independent investors as a group, even though no single new shareholder unilaterally has control, (iii) the GNL business being subject to a new governance structure controlled by SIGI’s board of directors rather than by iStar and (iv)

SIGI surviving the merger of Original Safety with and into SIGI.  Further detail in respect of each of these points is included in the analysis that follows.

Formation

On October 24, 2016, iStar formed Original Safety as a wholly-owned qualified REIT subsidiary of iStar.  iStar contributed to Original Safety a portfolio of GNL properties by transferring iStar’s ownership interests in the predecessor entities, all of which were wholly-owned by iStar, to Original Safety.  Original Safety was formed primarily to capitalize on what the Company believes to be an untapped market opportunity to expand the use of the GNL structure to a broader component of the approximately $7.0 trillion institutional commercial property market in the United States.  At that time, iStar initiated conversations with GICRE that eventually included LA, and simultaneously engaged lenders to finance the portfolio and bankers in order to explore a potential initial public offering of equity securities.  Subsequently, on November 9, 2016, the Company submitted a confidential draft registration statement to the SEC.  At this time, the contribution of the GNL portfolio was accounted for at iStar’s historical basis as the transaction was determined to be a transaction among entities under common control.  After lengthy negotiations with both the lenders and GICRE and LA, the Company closed two transactions.  On March 30, 2017, the Company financed the portfolio with $227 million of CMBS securities.  On April 14, 2017, Original Safety merged with SIGI whereby GICRE and LA gained control of the entity.

The decision to transfer control to its partners was based on the determination that the optimal strategy to capitalize the GNL business was to partner with GICRE, a current partner of iStar for several years in a net lease joint venture, and LA, an institutional real estate company whose relationships and industry expertise are expected to be helpful to the Company’s public and/or private growth prospects.  Together GICRE and LA represent a combination of both a large-scale capital base and significant real estate experience.  The Company believes that GICRE and LA were attracted to the nature of the Company’s business and the prospects for growth of a unique asset class.  iStar also made the business decision to seek debt financing for Original Safety’s initial portfolio and consummated a $227 million financing with a group of large financial institutions that demonstrated to GICRE and LA that the GNL assets were able to be attractively financed in order to generate appropriate returns on invested equity.

Analysis of Business Combination

In the discussions and negotiations among iStar and the new investors regarding the form and structure of their investment, the parties determined to form and capitalize a new entity, SIGI, and to consummate the transaction as a forward cash merger of Original Safety with and into SIGI, with SIGI surviving the merger.  The forward cash merger facilitated the Company’s analysis of the need for third party consents, and, for federal income tax reporting purposes, is expected to be treated as a taxable sale of Original Safety’s assets to SIGI, which steps up each party’s tax basis to the purchase price paid in the transaction.

The new investors expressed a particular preference that SIGI be formed as a real estate investment trust (“REIT”) without respect to whether the entity remains private or executed an initial public offering, while iStar would have preferred to own its interest through a limited partnership.  The real estate investment trust was not adverse to iStar, but was attractive to both GICRE and LA from a federal and state income tax reporting perspective.  Accordingly, corporate ownership was chosen with the intention of qualifying as and electing status as a REIT. In the case of an initial public offering (“IPO”), the REIT form of ownership is generally preferable to a publicly traded partnership (“PTP”) because of the dividends paid deduction afforded to REITs.  In addition, the markets possess a greater understanding of and preference for REITs over PTPs.

Upon completion of the initial capitalization transaction and merger, iStar, GICRE and LA entered into a stockholders agreement which, among other things, provides that SIGI will be governed by a three person board of directors that is comprised of one director designated by each of iStar, GICRE and LA.  No director can be removed from the board without the consent of the stockholder that designated the director and any vacancy will be filled by the stockholder that designated the vacating director.  Each director has one vote.  In general, the board acts by simple majority vote.  Certain matters require the approval of the directors nominated by GICRE and LA, including the joint approval of the Company’s annual budget, approval of investments and approval of the incurrence of indebtedness, with certain limited protective rights provided to iStar, and appointment or replacement of the manager in accordance with the management agreement.  The number of board seats cannot change without the unanimous approval of the stockholders, except in the case of the Company’s IPO, when, in order to satisfy the listing requirements of the NYSE, new directors will be added so that a majority of the directors will be independent.  In addition, due to its foreign sovereign investor status, GICRE’s board representation will change to observer status at the time of the IPO.  The new directors added at the time of the IPO will be appointed by the Company’s existing directors through a simple majority vote.  Subsequent to the IPO, directors will be elected annually by the Company’s stockholders.  In the event that the IPO does not occur, the current governance structure will remain in place and the Company will execute its business strategy in respect of the GNL opportunity as a private entity.

The Company concluded that the initial capitalization of SIGI and the acquisition of Original Safety by SIGI through the merger resulted in a business combination with SIGI being identified as the accounting acquirer due to: (i) iStar selling a majority of its GNL business to third parties, (ii) as a result of the sale, iStar loses control of its GNL business and there has been a change in control of the business inasmuch as SIGI has obtained control and SIGI is controlled by two new independent investors as a group, even though no single new shareholder unilaterally has control, (iii) the GNL business being subject to a governance structure controlled by SIGI’s board of directors rather than by iStar and (iv) SIGI being the surviving corporation of the merger through which SIGI acquired Original Safety from iStar.

Determination of Accounting Acquirer

The process of identifying an accounting acquirer begins with the determination of the party that obtains control.  In accordance with ASC 810-10-15-8, the party that directly or indirectly holds greater than 50% of the voting shares has control.  The economics of the integrated transaction are such that iStar, GICRE and LA own approximately 49%, 38%, and 13%, respectively, of SIGI.  Even though no one party holds greater than 50% of the Company’s voting shares, control over the entity is obtained by a group of two new shareholders (i.e. GICRE and LA) through their majority position on the board of directors, their specific control over key joint participatory decisions such as the approval of the annual budget, approval of investments and the approval of the incurrence of indebtedness, subject to certain limited protective rights of iStar, and their ability to appoint or replace the manager in accordance with the management agreement.  In addition, GICRE and LA control a majority of the Company’s outstanding voting power.

ASC 810-10-55-10 states that if a business combination has occurred, but applying the guidance in the general subsection (i.e., guidance on voting shares) does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.  Given the transaction involves a newly formed entity, the Company evaluated the guidance in ASC 805-10-55-15 related to newly formed entities.

Pursuant to ASC 805-10-55-15, “A new entity formed to effect a business combination is not necessarily the acquirer.  If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.  In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”  In the case of the SIGI business combination, SIGI transferred cash and incurred liabilities as consideration and therefore could be considered the accounting acquirer per ASC 805-10-55-15.

Given the limited specific guidance in GAAP other than that above, the Company also considered the views expressed in certain SEC Staff speeches(1).  These speeches, among other topics, address factors a company could consider in evaluating whether a newly formed entity can be an accounting acquirer based on its substance.  For purposes of determining substance, the Staff suggested companies may wish to give consideration to the following factors:

•                  whether Newco survives the transaction;

•                  the pre-combination activities of the Newco;

•                  who created the Newco;

•                  the age of the Newco; and

•                  whether the elements of the transaction are integrated or are preconditioned upon each other.

SIGI was first capitalized by iStar, GICRE and LA on April 14, 2017 with each investor acquiring shares of common stock in SIGI based on their pro-rata share of the $113 million initial capitalization on the same date.  The pre-combination activities of SIGI consisted solely of the initial capitalization by iStar, GICRE and LA and SIGI is the entity that survives the merger transaction with Original Safety.  The three stockholders unanimously approved the merger of Original Safety with and into SIGI as part of an integrated transaction.  SIGI survived the merger and the Company, through the new capitalization and ownership of the SIGI stockholders, will conduct the GNL business going forward, supporting the position that SIGI is the accounting acquirer.

ASC 805-10-55-12 provides additional factors to consider in situations where it is not clear which party is the acquirer in a business combination effected through an exchange of equity interests.  Further consideration was given to the guidance in ASC 805-10-55-12 to determine if it was appropriate to attribute SIGI to any of the investors that formed SIGI, i.e., iStar, LA or GICRE.  After giving consideration to the guidance in ASC 805-10-55-12, the following analysis was performed.

(a)         The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.  In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The business combination transaction resulted in iStar owning approximately 49%, and GICRE and LA as a group of new independent investors collectively owning approximately 51% (38% and 13%, respectively) of SIGI.  While individually none of iStar, LA or GICRE has control over SIGI through the voting power of its common stock, control has changed from iStar, as the sole prior owner, to the group of two new independent investors, GICRE and LA.  GICRE and LA have the right to designate a majority of the board of directors and have control over key participatory decisions such as the joint approval of the annual budget, approval of investments and the approval of the incurrence of indebtedness, with certain limited protective rights provided to iStar, and appointing or replacing the manager in accordance with the management agreement.  Although unanimous consent is needed for certain major events, which include merging with another entity, requiring a stockholder to invest more funds and dissolving SIGI, these rights are viewed as protective rights and do not impact GICRE’s and LA’s participatory control of the Company.

The following are additional factors the Company considered in evaluating that the integrated transaction resulted in a change of control at the SIGI entity level.

1.               How did the various investors come together to make this investment?

iStar made the decision to further its ground lease business as described above.  At that time, iStar initiated conversations with GICRE that eventually included LA, as it made the determination that it would be beneficial to launch the new venture with both a strong capital base and established real estate partners who could help grow the business, including in the absence of an initial public offering.

2.               Hypothetically, if one of the investors would have backed out of the deal, would the deal still have been done?

SIGI would not have been formed without investments from both GICRE and LA in an integrated transaction that gives control over SIGI to a group of new investors.

3.               How are board seats determined and can the number of seats change over time?

Under the terms of the stockholders agreement among iStar, GICRE and LA, SIGI has a three member board of directors, comprised of one director designated by each stockholder.  No director can be removed from the board without the consent of the stockholder that designated the director and any vacancy will be filled by the stockholder that designated the vacating director.  Each director has one vote.  In general, the board acts by simple majority vote.  Certain matters require the joint approval of the directors nominated by GICRE and LA, including the approval of the Company’s annual budget, approval of investments and approval of the incurrence of indebtedness, with certain limited protective rights provided to iStar, and the appointment or replacement of the manager in accordance with the management agreement.  The number of board seats cannot change without the unanimous approval of the stockholders, except in the case of an IPO when, in order to satisfy the listing requirements of the NYSE, new directors will be added so that a majority of the directors will be independent.  In addition, due to its foreign sovereign investor status, GICRE’s board representation will change to observer status if and when SIGI completes an IPO.  So long as SIGI is a private entity, the board of directors stays as a three member board designated by iStar,

GICRE and LA and the existing stockholders agreement will remain in place. If a successful IPO is completed, the new directors added at the time of the IPO will be appointed by the Company’s existing directors through a simple majority vote.  Thereafter, directors will be elected annually by the Company’s stockholders.  What is the nature of decisions that require unanimous or majority approval of the investors?

In general, the board acts by simple majority vote.  Adoption of the annual budget, the making of new investments and the incurrence of indebtedness require the joint approval of both of the directors appointed by GICRE and LA.  The stockholders agreed to certain customary minority protections that require the unanimous approval of the directors, including: bankruptcy and liquidation events, amendments to organizational documents, terminating the Company’s independent auditor, entering into mergers, requiring stockholders to invest more money in the Company, issuing new shares, requiring a stockholder to guaranty or give other personal recourse to a lender, granting dilutive participation interests in the Company, settling certain litigation, making or revoking material tax elections, terminating or waiving rights under material contracts and modifying insurance coverages.  In addition, the Company cannot pursue an IPO that would value the Company’s portfolio at less than $325 million, or continue to pursue an IPO after June 30, 2018, without the unanimous approval of the directors.

4.             And lastly, what evidence supports that sale restrictions are considered reasonable and customary?

The three stockholders have agreed that for five years, none of them will transfer interests to third parties, except their respective affiliates.  At the end of the fifth year, any party may trigger a buy-sell process.  The restrictions are contained in an agreement entered into among the three stockholders.  The Company is not a party to these restrictions.

(b)         The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

GICRE and LA have a majority of the voting power in the Company and have the right to designate a majority of the directors.  Based on the above analysis, the Company believes that GICRE and LA are properly viewed as a group by virtue of their joint approval rights over decisions that govern and control the Company.

(c)          The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

SIGI’s board of directors consists of three members, one appointed by iStar, one appointed by LA, and one appointed by GICRE.  No director can be removed from the board without the consent of the stockholder that designated the director and any vacancy will be filled by the stockholder that designated the vacating director.  The number of board seats cannot change without the unanimous approval of the stockholders, except in the case of an IPO when, in order to satisfy the listing requirements of the NYSE, new directors will be added so that a majority of the directors will be independent.  In addition, due to its foreign sovereign investor status, GICRE’s board representation will change to observer status if and when SIGI completes an IPO.  The new directors added at the time of the IPO will be appointed by the Company’s existing directors through a simple majority vote.  Thereafter, directors will be elected annually by the Company’s stockholders.   The composition of the senior management of the combined entity.  The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

SIGI has no employees.  SIGI is managed by SFTY Manager, LLC, a wholly owned subsidiary of iStar pursuant to a management agreement.  The management agreement requires SFTY Manager to manage SIGI’s business affairs in conformity with the policies and directions of the board of directors.  The current term of the management agreement is five years.  If an IPO occurs, the term of the management agreement will become one year.  In no event is a termination fee payable to the manager upon termination of the management agreement.  The existing stockholders have agreed in their stockholders agreement that all decisions of SIGI to enter into, terminate, amend or waive rights under the existing management agreement, and to appoint or replace the manager in accordance with the terms of the existing management agreement, shall be made solely by a joint decision of GICRE and LA.  Following an IPO, all such decisions would be made by the board of directors, a majority of whom will be independent.

(d)         The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

No premium over the pre-combination fair value is determinable.

*  *  *

In summary, the Company has concluded that for the reasons set forth above, GICRE and LA are the group of new investors that controls the Company through their combined 51% ownership interests and voting power.  After considering all of the factors described in this response to comment 2, a business combination has occurred at the SIGI level, and SIGI is the accounting acquirer in that business combination.  As a result, the Company is required to record the assets and liabilities of the acquiree, Original Safety, at the acquisition date fair value pursuant to ASC 805-20-30.

3.              Please describe in detail any impact the fair value treatment of the formation transaction will have on the previously recognized lease incentive asset.

Pursuant to ASC 805-20-25-1, SIGI recognized the identifiable assets acquired and the liabilities assumed at fair value.  As a result, the existing lease incentive with a carrying value of $32.2 million as of December 31, 2016 was identified and recorded as an above-market lease intangible asset with a fair value $41.8 million.  The above-market lease intangible will be amortized as a reduction to operating lease income over the remaining term of the lease.

We appreciate the Staff’s review of this response letter.  If you have any questions regarding the matters discussed herein, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:          Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety, Income and Growth, Inc.

Geoffrey Jervis, Safety, Income and Growth, Inc.

References

(1)    Remarks Before the 2009 AICPA National Conference on Current SEC and PCAOB Developments by Douglas T. Parker, December 7, 2009

Remarks Before the 2005 AICPA National Conference on Current SEC and PCAOB Developments by Pamela R. Schlosser, December 5, 2005